The Vantagepoint Funds
700 N. Capitol Street NE
Washington, D.C. 20002
January 23, 2013
BY EDGAR
Deborah O’Neal-Johnson
Senior Counsel
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	The Vantagepoint Funds File Nos. 333-60789 and 811-08941
Dear Ms. O’Neal-Johnson:
     On behalf of the above-captioned registrant (the “Fund”), enclosed for your information and review are responses to the comments from the staff of the Securities and Exchange Commission (the “Commission”) you provided to us in our telephone call on December 20, 2012 (“Staff Comments”). This correspondence is being filed in electronic format today with the Commission. Our responses are also being incorporated into Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A under the Securities Act of 1933 (File No. 333-60789) and Post-Effective Amendment No. 45 to the Registration Statement under the Investment Company Act of 1940 (File No. 811-08941) (the “Amended Registration Statement”) that is also being filed today with the Commission.
     This letter is submitted to respond on a point-by point basis to the Staff Comments. Each of the Staff Comments is set forth below and is followed by the Fund’s response (with page references to the Amended Registration Statement). For reference we have attached copies of the relevant pages from the Amended Registration Statement reflecting the revisions noted.
STAFF COMMENTS FOLLOWED BY FUND RESPONSES
PROSPECTUS
Low Duration Bond Fund
1.	Does the Low Duration Bond Fund invest in emerging market securities as part of its principal investment strategies.
Response:
     Investing in emerging market securities is not a principal investment strategy for the Low Duration Bond Fund. The Low Duration Bond Fund currently has less

Ms. O’Neal-Johnson
Securities and Exchange Commission
January 22, 2013

than 5% of its total assets invested in emerging market securities and does not expect to exceed that percentage.
Credit Default Swaps
2.	Confirm that for all series of the Fund utilizing credit default swaps the notional value of the credit default swap will be covered for purposes of Section 18 of the Investment Company Act of 1940.
Response:
     The Fund’s Derivatives Policies and Procedures requires all series of the Fund utilizing credit default swaps to “cover” the notional value of, or meet statutory asset coverage requirements for, the credit default swap for Section 18 purposes. The Fund intends to comply with these policies and procedures.
Shareholder Fees
3.	Confirm that there are no Shareholder Fees for any series of the Fund.
Response:
     There are no Shareholder Fees for any series of the Fund as disclosed under “Fund Fees and Expenses” for each series.
Derivatives
4.	The prospectus states that the Fund may utilize derivative instruments. Please consider the staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.
Response:
     As requested, we have considered the staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “ICI Letter”) and we believe that the Fund’s registration statement disclosure regarding derivatives usage is consistent with the ICI Letter.
Portfolio Managers
5.	Please confirm that all portfolio managers listed in the prospectus are jointly and primarily responsible for the day-to-day management of the series of the Fund (or a

Ms. O’Neal-Johnson
Securities and Exchange Commission
January 22, 2013

portion thereof, as applicable) as listed in the Prospectus.
Response:
     Management states that each subadviser has represented that all portfolio managers disclosed meet the standard for day-to-day management responsibilities set forth in Item 5(b) of Form N-1A (the “Form”). In addition, each subadviser has provided information relating to the roles of each named portfolio manager for purposes of Item 10(a)(2) of the Form.
Financial Intermediaries
6.	Confirm that neither the Fund nor any of its related parties pay financial intermediaries for the sale of Fund shares or related services and therefore the Fund does not need to include the statement required by Item 8 of Form N-1A.
Response:
     Neither the Fund nor any of its related parties pay financial intermediaries for the sale of Fund shares or related services and therefore the Fund does not need to include the statement required by Item 8 of the Form.
Maturity Strategy
7.	If any series of the Fund utilizes a maturity strategy with respect to its investments, please describe that strategy.
Response:
     The only series of the Fund utilizing a maturity strategy are the Low Duration Bond Fund and one of the multiple strategies employed by the Diversifying Strategies Fund, the low duration-plus fixed income strategy. The Low Duration Bond Fund invests, under normal circumstances, at least 80% of its net assets in bonds and other fixed income securities of varying maturities, and normally invests at least 65% of its net assets in bonds and other fixed income securities with more than one year to maturity, and seeks to maintain a portfolio effective duration of no greater than three years. The low duration-plus fixed income strategy of the Diversifying Strategies Fund invests in core short and intermediate maturity fixed income securities that combined generally have a portfolio effective duration of no greater than three years.
Equity Strategy Allocations
8.	For any series of the Fund that invests directly or indirectly in equity securities, please confirm whether securities of all market capitalizations are eligible investments.

Ms. O’Neal-Johnson
Securities and Exchange Commission
January 22, 2013

Response:
     The series of the Fund that invest directly or indirectly in equity securities generally may invest in securities of all market capitalizations. However, certain Fund series may primarily invest in securities within particular market capitalization ranges, which are further noted below.
     The Select Value Fund invests, under normal circumstances, primarily in common stocks of mid-capitalization U.S. companies and generally seeks to invest in common stocks of companies with market capitalizations that fall within the range of companies in the Russell Midcap Value Index. The Aggressive Opportunities Fund invests, under normal circumstances, primarily in common stocks of small- to mid-capitalization U.S. and foreign companies, and a portion of this Fund invests in (or obtains exposure to) stocks included in a custom version of the Russell Midcap Value Index. The Discovery Fund invests, under normal circumstances, primarily in a combination of common stocks of U.S. small-capitalization companies, Russell 2000 Index futures contracts and U.S. and foreign fixed income securities.
Restatement of Fees and Expenses
9.	For series that have a footnote to their Fee Table stating that fees and expenses have been restated to reflect current fees and expenses, please state whether fees increased or decreased to result in this restatement.
Response:
     The subadviser fees and total annual fund operating expenses for the Equity Income Fund, Growth Fund, Aggressive Opportunities Fund, the Index Funds and Diversifying Strategies Fund were restated to reflect decreases in their respective subadvisory fees. In addition, the other expenses for the Diversifying Strategies Fund were also restated to reflect a decrease in the transfer agent’s fees for this series beginning March 1, 2013.
     The other expenses and acquired fund fees and expenses for the Investor M Shares of the Model Portfolio Funds and Milestone Funds were restated to reflect an increase (beginning March 1, 2013) in the transfer agent’s fees for these series’ Investor M Shares as well as a decrease (beginning March 1, 2013) at the acquired fund level, which result in no immediate change in the total expense ratio for these series’ existing shares. In addition, the acquired fund fees and expenses for the Model Portfolio and Milestone Funds were also restated to reflect decreases in the

Ms. O’Neal-Johnson
Securities and Exchange Commission
January 22, 2013

subadvisory fees of the underlying series in which the Model Portfolio Funds and Milestone Funds invest in.
Diversifying Strategies Fund Fee Waiver Footnote
10.	Please revise footnote 1 to the Annual Fund Operating Expenses table of the Diversifying Strategies Fund to better clarify how fees are waived. In addition, please list any exclusions from the waiver and state whether there is any recoupment, reimbursement, or offset mechanism for this waiver.
Response:
     Footnote 1 to the Annual Fund Operating Expenses table for the Diversifying Strategies Fund has been revised in response to this comment. Please see page 31 of the Amended Registration Statement. There is no recoupment, reimbursement, or offset mechanism for this waiver.
Milestone 2050 Fund Fee Waiver
11.	Please state whether there is any recoupment, reimbursement, or offset mechanism available to the 2050 Fund’s investment adviser, Vantagepoint Investment Advisers, LLC (“VIA”), in connection with the fee waiver it has entered into with the 2050 Fund. In addition, please state whether there are exclusions from the fee waiver.
Response:
     There is no recoupment, reimbursement, or offset mechanism available to VIA in connection with the fee waiver it has entered into with the 2050 Fund. With respect to exclusions, the fee waiver agreement provides, in pertinent part:
The amount of fees waived or expenses reimbursed pursuant to this Agreement shall be limited to that portion of the total “Annual Fund Operating Expenses” that exceeds 1.10% of annual average daily net assets for Investor M Shares and 0.85% of annual average daily net assets for TM Shares. Total “Annual Fund Operating Expenses” of a share class shall mean all annual operating expenses that are deducted from that share class’ assets (including “Other Expenses;” “Acquired Fund Fees and Expenses,” such as expenses of the Fund’s underlying funds in which the Fund invests; “Management Fees;” and “Distribution [and/or Service] (12b-1) Fees”), as defined in the Instructions to Item 3 of Form N-1A as in effect on the date of this Agreement.

Ms. O’Neal-Johnson
Securities and Exchange Commission
January 22, 2013

Accordingly, the fee waiver footnote to the annual fund operating expenses table on pg. 98 discloses that extraordinary expenses (which are not included in “Other Expenses,” as defined in Form N-1A) are excluded from the fee waiver.
XBRL
12.	Please confirm that the Fund is aware of its obligation to file Interactive (XBRL) Data for the Fund’s Risk/Return Summary as an exhibit to its Registration Statement within 15 business days of the effective date of its post-effective amendment to the Registration Statement.
Response:
          So confirmed.
*  *  *  *
          The Fund hereby acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Any questions regarding the above responses or the Amended Registration Statement should be directed to either Catherine Taulbee at (202) 962-4600 x4998 or Amy Ward Pershkow at (202) 263-3336.
          Thank you for your attention to this filing.

Very truly yours,

/s/ Catherine J. Taulbee

Catherine J. Taulbee

Diversifying Strategies Fund

Investment Objective
To offer long-term capital growth.

Fund Fees & Expenses
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Beginning March 1, 2013, all outstanding shares of the Fund will be renamed “T Shares.”

Shareholder Fees
(fees paid directly from your investment)

Transaction fees			None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage
of the value of your investment)	Prior to 3/1/2013		Effective 3/1/2013

Management fees	0.10%		0.10%
Subadviser fees[2]	0.42%		0.42%
Other expenses	0.41%		0.16%	[3]
Total annual fund operating expenses[2]	0.93%		0.68%
Fee Waiver[1]	(0.11%	)	(0.11%	)
Total annual fund operating expenses after waiver[1,2]	0.82%		0.57%

[1]	One of the Fund’s subadvisers, Mellon Capital Management Corporation, has contractually agreed to reduce its subadvisory fees beginning May 1, 2011 through April 30, 2014. Mellon Capital Management Corporation may not terminate this contractual fee waiver prior to the end date.

[2]	Fees and expenses have been restated to reflect current fees and expenses.

[3]	Beginning March 1, 2013, the transfer agent’s fees for this Fund will decrease by 0.25%. Other expenses have been restated to reflect this change.

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that the contractual fee waiver described above expires on April 30, 2014 and, therefore is reflected only in the 1 year example. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years

Prior to 3/1/2013	$84	$285	$504	$1,133
Effective 3/1/2013	$58	$206	$368	$836

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the fiscal year ended December 31, 2011, the Fund’s portfolio turnover rate was 73% of the average value of its portfolio.

Investments, Risks, and Performance

Principal Investment Strategies: The Fund employs multiple investment strategies to seek long-term growth of capital, with lower volatility over time than that of stocks in general and a risk/return profile different from that of traditional asset classes, such as stocks and fixed income securities (i.e., a “low correlation” to such asset classes). In combination, the Fund’s investment strategies seek to provide investment exposure to U.S. and foreign stocks and fixed income securities (including convertible securities) and foreign currencies through direct investments or through the use of derivative instruments. The Fund currently uses the following investment strategies:

•	Global Tactical Asset Allocation Strategy;
•	Low Duration-Plus Fixed Income Strategy; and
•	Convertible Securities Strategy.

Each of these investment strategies is described in more detail below.

•	Global Tactical Asset Allocation Strategy—The Fund allocates a portion of its assets to the global equity, investment grade fixed income and currency markets by investing in derivative instruments that provide investment exposure to fixed income securities, currencies and common or preferred stocks issued by companies, governments or their agencies or instrumentalities located in any part of the world, including emerging market countries. These derivative instruments generate their returns from the performance of such fixed income securities, currencies, or stocks and include, but are not limited to, futures, options, swap agreements (including total return, credit default, and interest rate swaps), and forward currency contracts.

•	Low Duration-Plus Fixed Income Strategy—Another portion of the Fund’s portfolio invests in core short and intermediate maturity fixed income securities (including securities issued or guaranteed by the U.S. Government or foreign governments and their agencies or instrumentalities, and U.S. and foreign mortgage-backed and asset backed securities) that combined generally have a portfolio effective duration of no greater than three years (effective duration is a measure of the expected change in value of a fixed income security for a given change in interest rates). These fixed income securities are generally investment grade securities (i.e., securities rated within the four highest grades by a major ratings agency or unrated securities that the Fund’s subadvisers determine are of comparable quality) that the Fund’s subadviser believes provide return opportunities because they are priced below fair market value relative to securities of similar credit quality and interest rate sensitivity. Plus, the strategy also incorporates investments in non-core sectors and securities which may include but are not limited to below investment grade and unrated securities, foreign securities, including securities of issuers located in emerging market

31

Milestone 2050 Fund

Investment Objective
To offer high total return consistent with the Fund’s current asset allocation.

Fund Fees & Expenses
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Beginning March 1, 2013, all outstanding shares of the Fund will be renamed “Investor M Shares,” and the Fund will offer a new share class, “TM Shares,” to investors. In the interim, the Fund continues to offer its existing shares to investors. Information about these shares is described below under Investor M Shares.

Shareholder Fees
(fees paid directly from your investment)

Transaction fees (All share classes)		None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage
of the value of your investment)	TM Shares	Investor M Shares

Management fees	0.10%	0.10%
Other expenses[1]	1.77%	2.02%[5]
Acquired fund fees and expenses[2,4]	0.47%	0.47%
Total annual fund operating expenses[2,4]	2.34%	2.59%
Fee waiver and/or expense reimbursement[3]	(1.49%)	(1.49%)
Total annual fund operating expenses after fee waiver and/or expense reimbursement[3,4]	0.85%	1.10%

[1]	Other expenses are based on estimated amounts for the current fiscal year.
[2]	Shareholders of the Fund indirectly pay the fees and expenses of the Acquired funds. Acquired fund fees and expenses are based on estimated amounts for the current fiscal year.

[3]	The investment adviser has agreed to waive fees or reimburse expenses (other than extraordinary expenses) until April 30, 2014 to limit the Fund’s total annual operating expenses to 0.85% for the TM Shares and 1.10% for the Investor M Shares. After such date, this arrangement can be terminated by the investment adviser upon notification to the Fund’s Board of Directors.

[4]	Fees and expenses have been restated to reflect current fees and expenses.

[5]	On March 1, 2013, in connection with the new share class structure, the transfer agent’s fees will increase for the Fund’s existing shares (to be renamed Investor M Shares at that time) and decrease at the acquired fund level, resulting in no immediate change in the total expense ratio for the Fund’s existing shares. Fees and expenses have been restated to reflect these changes. Until March 1, 2013, Other expenses are 1.77% and Acquired fund fees and expenses are 0.72% (with total operating expenses remaining the same).

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that the contractual fee waiver and/or expense reimbursement described above expires on April 30, 2014 and therefore is only reflected in the 1 year example. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years

TM Shares	$87	$587
Investor M Shares	$112	$663

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. Since the Fund has not yet completed a full fiscal year, the portfolio turnover rate is not available.

Investments, Risks, and Performance

Principal Investment Strategies: The Fund invests in a combination of other Vantagepoint Funds using an asset allocation strategy designed for investors who expect to begin making gradual withdrawals from the Fund, typically at or after retirement (assumed to occur at age 60), in or around the year 2050. The Fund invests in a combination of equity investments and fixed income investments. As time elapses, the Fund’s allocation to equity investments decreases, the Fund’s allocation to fixed income investments increases, and an allocation is added (and increased) to investments in asset classes and strategies that have historically exhibited a low correlation to traditional fixed income and equity investments (through the Diversifying Strategies Fund, a “multi-strategy” Fund) in a manner that the adviser believes to be appropriate, so that by June 30 of the year 2060 (10 years after the year indicated in the Fund’s name), the Fund’s net assets will be invested approximately 25% in equity Funds, 55% in fixed income Funds, and 20% in the multi-strategy Fund.

The Fund’s allocations will change over time. The Fund invests in the following Vantagepoint Funds at target allocations within the current ranges indicated:

Fixed Income Fund:	Allocation Range:

Core Bond Index Fund	0% - 10%

Equity Funds:	Allocation Range:

Equity Income Fund	22% - 32%

Growth & Income Fund	11% - 21%

Growth Fund	8% - 18%

Mid/Small Company Index Fund	15% - 25%

International Fund	14% - 24%

Subject to the supervision of the Funds’ Board of Directors, the Fund’s investment adviser may, at its discretion, increase or decrease the target allocations to the underlying Funds. The adviser monitors the Fund’s allocations and will “rebalance” its

98